UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2016

YADKIN FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	000-52099	20-4495993
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3600 Glenwood Avenue, Suite 300
Raleigh, North Carolina 27612
(Address of principal executive offices, including zip code)

(919) 659-9000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On January 28, 2016, Yadkin Financial Corporation (the “Company”) issued a press release announcing its financial results for the fourth quarter of 2015. A copy of the press release is furnished as Exhibit 99.1, and a copy of the related investor presentation is furnished as Exhibit 99.2.

The Company will host a conference call on January 28, 2016 at 10:00 a.m. Eastern Time. The call may be accessed by dialing (800) 698-6127 and requesting the Yadkin Financial Corporation Fourth Quarter 2015 Conference Call. Listeners should dial in 10-15 minutes prior to the start of the call. A webcast of the conference call will be available online at www.yadkinbank.com and following the links to About Us, Investor Relations. A replay of the call will be available through February 25, 2016, by dialing (800) 633-8284 or (402) 977-9140 and entering reservation number 21802499.

Item 8.01.    Other Events

The information set forth in Item 2.02 of this Current Report on Form 8-K is incorporated herein by reference.

None of the information furnished in Item 2.02, Item 8.01 or Exhibit 99.1 or Exhibit 99.2 hereto shall be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Unless expressly set forth by specific reference in such filings, none of the information furnished in this report shall be incorporated by reference in any filing under the Securities Act of 1933, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release dated January 28, 2016

99.2	Presentation for conference call on January 28, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 28, 2016	YADKIN FINANCIAL CORPORATION

		By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release dated January 28, 2016

99.2	Presentation for conference call on January 28, 2016